UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. _)

1.	Name of the Registrant:

Vaxart, Inc.

2.	Name of Person Relying on Exemption:

Richard John Burgess, Daniel P. Houle, Michael Patrick Kelley, Marc Eustace Pereira, Patrice Raffy, Benjamin Sauv, Matthew M. Wallace, MD and David Whitney (collectively, the “Concerned Vaxart Stockholders”)

3.	Address of Person Relying on Exemption:

Concerned Vaxart Stockholders
c/o Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

4.	Written Materials. The following written material is attached hereto:

Press release, dated September 2, 2025.

* * *

Written material is submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. The soliciting persons do not beneficially own more than $5 million of the class of subject securities of the Issuer and the notice is therefore being provided on a voluntary basis.

This is not a solicitation of authority to vote any proxy. The Concerned Vaxart Stockholders are not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by the Concerned Vaxart Stockholders.

PLEASE NOTE: The Concerned Vaxart Stockholders are not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

Concerned Vaxart Stockholders Urge Fellow Stockholders to Vote “AGAINST” Reverse Stock Split and Demand Board Accountability

Oppose Management’s Latest Attempt to Push Through Proposal Despite Prior Overwhelming Stockholder Opposition

ATLANTA, September 2, 2025 – Richard John Burgess, Daniel P. Houle, Michael Patrick Kelley, Marc Eustace Pereira, Patrice Raffy, Benjamin Sauv, Matthew M. Wallace, MD and David Whitney (collectively, the “Concerned Vaxart Stockholders”), who collectively beneficially own more than 2.5 million shares of Vaxart, Inc. (OTC: VXRT) (“Vaxart” or the “Company”) today urged fellow stockholders to vote “AGAINST” the Company’s proposed reverse stock split at the upcoming special meeting of stockholders scheduled to be held on September 5, 2025 (the “Special Meeting”).

Despite clear and repeated stockholder opposition, the Company’s board of directors (the “Board”) is once again seeking stockholder approval for a reverse stock split. At the Company’s June 13, 2025 annual meeting of stockholders (the “2025 Annual Meeting”), stockholders emphatically rejected a reverse stock split proposal and withheld support from a majority of the Board, including Chairman Dr. Michael Finney. Nevertheless, the full Board remains in place and is once again advancing a reverse stock split proposal, disregarding the will of stockholders.

At the 2025 Annual Meeting, stockholders decisively rejected the reverse stock split proposal, with a clear majority of 59.1% voting “AGAINST.” In addition, four of the six directors on the ballot failed to secure majority support:

•	Dr. Michael Finney (Chairman): 51.5% “WITHHELD” (58,278,600 votes) vs. 48.5% “FOR” (54,978,926 votes)
•	Steven Lo (CEO): 50.5% “WITHHELD” (57,202,309 votes) vs. 49.5% “FOR” (56,055,217 votes)
•	Dr. David Wheadon: 59% “WITHHELD” (66,780,752 votes) vs. 41% “FOR” (46,476,774 votes)
•	Dr. Elaine Heron: 50.9% “WITHHELD” (57,683,960 votes) vs. 49.1% “FOR” (55,573,566 votes)

These numbers, which represent the voice of stockholders, speak volumes. Stockholders have repeatedly expressed a lack of confidence in the Board. Yet, the Board continues to act unilaterally, ignore the will of the Company’s investors and insists on pursuing what we view as a value-destructive course of action. We are concerned that a reverse stock split at this time would only reduce liquidity, increase volatility and potentially mask deeper structural issues. We believe this proposal is not in the best interest of long-term stockholders.

It is time for stockholders to unite and demand accountability. The Concerned Vaxart Stockholders urge all fellow stockholders to vote “AGAINST” the reverse stock split proposal at the upcoming Special Meeting.

Sincerely,

The Concerned Vaxart Stockholders

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. DO NOT SEND US YOUR PROXY CARD. THE CONCERNED VAXART STOCKHOLDERS ARE NOT ASKING FOR YOUR PROXY CARD AND WILL NOT ACCEPT PROXY CARDS IF SENT. THE CONCERNED VAXART STOCKHOLDERS ARE NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT.

Contact Information

Daniel Houle

lloyd19791@gmail.com

(518) 222-3132